UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  May 3, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	IR INTERNATIONAL CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES FOLLOW-ON ORDER FOR ITS FRONT-END MACRO
INSPECTION GANNET SYSTEM
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MIGDAL HAEMEK, Israel – May 3, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT) (“Camtek” or the “Company”), today announced that it has received a follow-on order for its new Automatic Optical Inspection (AOI) system for the front-end semiconductor industry, the Gannet. The order is a repeat order for two systems from a leading Asian Integrated Device Manufacturer (IDM), previously supplied with multiple Gannet systems. The systems are expected to be installed during the second quarter of 2011.

This order is for the application of CMOS (complimentary metal-oxide semiconductor) image sensor inspection, using Camtek’s latest technology with advanced detection capabilities developed for the front-end semiconductor market. Camtek’s Gannet system offers a combination of exceptional detection solutions for a variety of processes, best-of-breed productivity and supports tight process control for high volume manufacturing. This provides a competitive advantage to customers in this fast growing market.

Mr. Roy Porat, Camtek’s CEO, commented, “We are very pleased that this leading Asian IDM has chosen our Gannet tool again, demonstrating their satisfaction with our proven technology. Through this strategic sale as well as the other strategic customers that we are penetrating, we are proving our ability to penetrate the Front-End Macro Inspection market, while gaining traction and market share. We expect this market to become a more substantial part of our business as we advance.”

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC